

January 17, 2013

<u>Via E-Mail</u>
Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: CSP Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 9, 2013 by North & Webster LLC et al.**
> **File No. 000-10843**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the participants seek authority to "not attend" the annual meeting on behalf of security holders, to ensure that shares are "not voted or represented" at the annual meeting, and to have shares "not be counted toward a quorum" for the annual meeting. With a view towards revised disclosure, please provide us with an opinion of counsel and an analysis of the applicable state corporate and other state law that supports the participants' actions and proxy authority. Please also describe the extent to which your authority under applicable state law is inconclusive.

2.   Please provide a detailed analysis as to how the participants' proposal is consistent with Rule 14a-4(e), which requires you to vote the shares represented by the proxy, as directed, subject to reasonable specified conditions. In SEC Release 34-4185 (November 5, 1948), the Commission has taken the position that "the solicitation of proxies constitutes an implied representation by the persons making the solicitation that the

shares represented by the proxy will be voted. In order to make this representation more explicit, the amended rule requires that the proxy statement shall provide that the shares represented by the proxy will be voted, subject to reasonable specified conditions." In this regard, we note you will not be showing up at the annual meeting to deliver and vote the shares represented by the gold proxy card.

Letter to Stockholders of CSP

3.   Please provide your analysis as to whether the annual meeting is now considered a contested election or contested proxy solicitation under applicable self-regulatory organization rules. If you determine that the solicitation would be considered contested under those rules, please revise your disclosure as necessary to clearly set forth any implications of this characterization.

4.   Please revise here and throughout the proxy statement to clarify the nature of the proxy contest. According to the background discussion in CSP's proxy statement, the participants have not withdrawn their director nominations.

5.   We note that CSP's bylaws provide that any election of directors will be by a plurality vote regardless of whether the election is contested. Please revise throughout the proxy statement to clarify the vote requirement, or advise us.

6.   Please explain how providing only the options to "withhold vote" and "abstain" is consistent with Rule 14a-4(b)(1), which requires you to afford security holders an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to as intended to be acted upon.

7.   Please revise your proxy statement and proxy card to clarify that stockholders will be disenfranchised with respect the proposals on CSP's proxy card.

8.   Please provide more detail, with a view towards revised disclosure, regarding your proposed course of action. Please address, among other relevant matters, such issues as how a later-dated gold proxy will revoke a prior-dated company proxy if the latter will not be presented at the meeting and whether the North & Webster representative will attend the meeting, with or without presenting gold proxies.

9.   You state that only the latest dated proxy "will be effective." Please explain the basis for this statement under state law, with due regard to the fact that you are seeking authority to "not attend" the meeting on security holders' behalf and the fact that a registered holder who has already returned management's proxy card must send a written notice of revocation to the Corporate Secretary of the company.

Important, page 6

10.   Please provide your analysis, with a view towards disclosure, as to how "[t]he only way" a security holder can "ensure" that his shares are not voted or represented at the Annual Meeting is by signing and returning a gold proxy card.

Questions and Answers about this Proxy Solicitation

Why am I receiving these proxy documents and why is the North & Webster Group…, page 8

11.   Please also describe how record holders and beneficial stockholders may revoke your gold proxy card.

Solicitation of Proxies, page 12

12.   We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone or via the internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

13.   Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

Form of Proxy

14.   Please revise to indicate the effect of checking the "abstain" box.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

        ·   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions